EXHIBIT 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Splash Beverage Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule		Amount Registered (1) (2)	Proposed Maximum Offering Price Per Unit		Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Common Stock	457	(c)	7,727,738	$1.1250	(3)	$8,693,705.25	$$138.10 per 1,000,000	$1,200.60
	Equity	Warrants to Purchase Common Stock	457	(g)	37,500	$4.00	(4)	$150,000.00	$$138.10 per 1,000,000	20.72
	Total Offering Amounts							$8,843,705.25		$1,221.32
	Total Fees Previously Paid									$0
	Total Fee Offsets									$0
	Net Fee Due									$1,221.32

(1)	Pursuant to Rule 416, the securities being registered hereunder also include such indeterminable number of additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends, or similar transactions.

(2)	Amount registered consists of up to a total of 7,765,238 shares of Company common stock, including: (i) 120,000 shares of common stock issuable upon conversion of Series A-1, (ii) 2,103,040 shares of common stock issuable upon conversion of Series B, (iii) up to 75,000 shares of common stock which may be exercised upon the conversion of the Warrants, and (iv) up to 5,467,198 shares of common stock issuable upon conversion of the Notes.

(3)	Estimated in accordance with Rule 457(c), solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock as reported on the NYSE American on December 17, 2025.

(4)	Estimated in accordance with Rule 457(g), solely for the purpose of calculating the registration fee, based on the maximum offering price per share of common stock issuable upon exercise of the Class B Warrants, which are exercisable at $4.00 per share.